Exhibit 21.1

Subsidiaries of Apollo Medical Holdings, Inc.

(100% direct/indirect ownership unless indicated)

Name	Jurisdiction of Incorporation

Apollo Medical Management, Inc.	Delaware

Pulmonary Critical Care Management, Inc.	California

Verdugo Medical Management, Inc.	California

Apollo Care Connect, Inc.	Delaware

APA ACO, Inc.*	Delaware

ApolloMed Accountable Care Organization, Inc.**	California

Apollo Palliative Services, LLC***	California

Best Choice Hospice Care, LLC***	California

Holistic Care Home Health Agency, Inc.***	California

* 50% ownership

** 80% ownership

***56% ownership